SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2004.

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center
Tower B, 10th Floor
Amsterdam Airport
The Netherlands

(Address of Principal Executive Offices)

                         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                         Form 20-F   X        Form 40-F

                         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                         Yes            No   X

                         (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

News Release

CNH America LLC and United Auto Workers Begin
Negotiations on New Contract

For more information contact:

Jeffrey T. Walsh (CNH) (1) 847 955 3939
James Hecker (UAW) (1) 309 764 3290

Lake Forest, Illinois (March 16, 2004) – CNH AMERICA LLC, a wholly owned subsidiary of CNH Global N.V. (NYSE:CNH), and the United Auto Workers (UAW) met today in Racine, Wisconsin to begin negotiations for a new contract covering about 650 CNH employees. The current contract expires on May 2, 2004.

“We are optimistic that an agreement can be reached that is fair and equitable for all parties, and will enable us to be competitive in the global marketplace we serve,” said Giovanni Ravina, CNH Senior Vice President, Human Resources.

UAW Vice President Cal Rapson, Director of the UAW Agricultural Implement Department, expressed optimism for an agreement which meets the needs of the active and retired workforce as well as the company and the community.

The negotiations will cover approximately 650 active employees at four locations, including two of the company’s 45 manufacturing facilities, one parts distribution center and one engineering center. About 1,700 retirees are also covered.

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CNH is the power behind leading agricultural and construction equipment brands of the Case and New Holland brand families. Supported by more than 12,000 dealers in approximately 160 countries, CNH brings together the knowledge and heritage of its brands with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. More information about CNH and its products can be found on line at www.cnh.com.

■ CNH Global N.V. Global Management Office 100 South Saunders Rd, Lake Forest, IL 60045 U.S.A. http://www.cnh.com■

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

By:	/s/ Richard R. Dykhouse
Richard R. Dykhouse
Assistant Secretary

March 18, 2004